April 16, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tom Kluck

Re:	Apartment Investment and Management Company

AIMCO Properties, L.P.

Century Properties Fund XIX, LP

Amendment No. 1 to Registration Statement on Form S-4/A

Filed on April 12, 2013

File No. 333-186965

Dear Mr. Kluck:

On April 12, 2013, Apartment Investment and Management Company (“Aimco”), AIMCO Properties, L.P. (“Aimco OP”) and Century Properties Fund XIX, LP (“CPF XIX”, and collectively with Aimco and Aimco OP, the “Registrants”) filed via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-4/A.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:00 p.m., Washington, D.C. time, on April 17, 2013 or as soon thereafter as practicable.

In requesting acceleration of the effective date of the Registration Statement, the Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on the following page.]

Sincerely,

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ John Bezzant
John Bezzant
Executive Vice President

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, Inc.
Its General Partner

By:	/s/ John Bezzant
John Bezzant
Executive Vice President

CENTURY PROPERTIES FUND XIX, LP

By:	Fox Partners II
Its General Partner

By:	Fox Capital Management Corporation
Its Managing General Partner

By:	/s/ John Bezzant
John Bezzant
Executive Vice President

cc:	Duc Dang, Securities and Exchange Commission

Lisa Cohn, Apartment Investment and Management Company

Paul Nozick, Alston & Bird LLP

Marshall Chalmers, Alston & Bird, LLP